Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Jefferies LLC

520 Madison Avenue

New York, NY 10022

As Representatives of the several Underwriters

February 25, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	Varonis Systems, Inc.
Registration Statement on Form S-1
CIK No. 1361113

Dear Ms. Jacobs:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 2,884 copies of the Preliminary Prospectus included in the above named Registration Statement on Form S-1 were distributed during the period from 8:30 a.m. Eastern Standard Time, February 18, 2014 through 9:00 a.m., Eastern Standard Time, February 25, 2014, to prospective underwriters, institutions, dealers and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Varonis Systems, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Standard Time on February 27, 2013, or as soon thereafter as practicable.

Thank you for your assistance in this matter.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Morgan Stanley & Co. LLC Barclays Capital Inc. Jefferies LLC

Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

By:	Jefferies LLC

By:	/s/ Douglas B. Wendell
Name: Douglas B. Wendell
Title: Managing Director